UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant's name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

Pursuant to the Co-Development Agreement, dated as of December 28, 2015, as supplemented by Addendum No. 1, dated as of December 28, 2015, InflaRx N.V. (“InflaRx”) granted and licensed to Beijing Defengrei Biotechnology Co. Ltd (“BDB”) certain rights to use the IFX-1 technology and IFX-1 cell line to manufacture BDB-1 for development and future commercialization in China only. InflaRx and BDB are independent of each other. BDB-1 may only be developed and commercialized in China (PRC), and InflaRx is not directly involved in its development, which is the sole responsibility of BDB. Pursuant to the Co-Development Agreement, InflaRx has all global rights outside China to any and all discoveries derived from the development of BDB-1 in China.

UPDATE: IFX-1 is not the product being tested in clinical trials by BDB in China for COVID19. Rather, it is BDB’s own antibody called BDB-1. Any updates regarding these development activities should be directed towards BDB. InflaRx will not be providing information related to the activities of BDB.

The foregoing description of the terms of the Co-Development Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement. The Co-Development Agreement was included as an exhibit to InflaRx’s Form F-1, as amended, filed with the Securities and Exchange Commission on November 7, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: March 2, 2020	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer